

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2021

J. Carney Hawks
Chief Executive Officer
Hawks Acquisition Corp
600 Lexington Avenue, 9th Floor
New York, NY 10022

> **Re: Hawks Acquisition Corp**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 27, 2021**
> **File No. 333-258264**

Dear Mr. Hawks:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 Filed August 27, 2021

Description of Securities
Private Placement Warrants, page 143

1. We note your amended disclosure in response to comment 6 and reissue it in part. Please include a description of the exclusive forum provision for your private warrants in the Description of Securities section.

Financial Statements
Notes to Financial Statements
Note 7. Stockholders' Equity, page F-14

2.   We note your response to comment 5 regarding the accounting for your Public and Private Warrants as equity. Please specifically address the tender offer provision in section 4.5 of your warrant agreements filed as exhibits 4.4 and 4.5, and explain whether you believe there are any instances where a cash payment could be made to a warrant holder that is not in connection with a change of control of the Company.

General

3.   We note that you have received indications of interest from your anchor investors to purchase units equal to your full offering amount, capped at 9.9% of the units in this offering per anchor investor. Please revise to disclose how many anchor investors have given you an indication of interest. In light of the number of indications of interest that you have received, please disclose whether you meet the public distribution requirements of the NYSE listing standards and if you do not, please disclose whether you intend to complete the offering even if you cannot list.

4.   We note that each of the anchor investors is expected to enter into a separate agreement with the sponsor and certain of its members pursuant to which, each such investor will agree to purchase equity interests in the sponsor from such members representing an indirect beneficial interest in founder shares upon closing of the offering. Please file the form of the agreement between the anchor investors and the sponsor as an exhibit.

        You may contact Aamira Chaudhry at (202) 551-3389 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Brian M. Janson